

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 14, 2017

Via E-mail
Mr. J. Michael Anderson, Chief Financial Officer
Layne Christensen Company
1800 Hughes Landing Blvd. Suite 800
The Woodlands, TX 77380

> **Re: Layne Christensen Company**
> **Form 10-K for the year ended January 31, 2017**
> **Filed April 10, 2017**
> **File No. 1-34195**

Dear Mr. Anderson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien for

John Cash
Branch Chief - Office of
Manufacturing & Construction